31 August 2007



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
**United States of America**



Dear Sir

Nedcor

**~~Nedbank Group~~ Limited**
**Issuer No. 82-3893**
**Information Submitted Pursuant to Rule 12g3-2(b)**
**SUPPLEMENTAL INFORMATION**

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – capitalisation award with a cash dividend.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully



**Jackie Katzin**
**Assistant Group Secretary**

*cc* ***Jonathan K Bender, Esq***

NEDBANK
GROUP

9/18

HEAD OFFICE

135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel 011 294 9106 Fax 011 295 9106 Website www.nedbankgroup.co.za

NED
NED
NED - Nedbank Group - Capitalisation award with a cash dividend to be paid to shareholders not electing to receive capitalisation award shares
Nedbank Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share Code JSE: NED & Share Code NSX: NBK
ISIN Code: ZAE000004875
(`Nedbank Group` or `the Company`)

CAPITALISATION AWARD WITH A CASH DIVIDEND TO BE PAID TO SHAREHOLDERS NOT ELECTING TO RECEIVE CAPITALISATION AWARD SHARES

Further to the announcement of the Company`s interim results for the six months ended 30 June 2007 released on the Securities Exchange News Service (`SENS`) on 6 August 2007, notice is hereby given that an award of new fully paid ordinary shares (`the new shares`) will be distributed to shareholders recorded in the register of the Company at the close of business on Friday, 14 September 2007 (`the record date`). In terms of the announcement, shareholders will be entitled, in respect of all or part of their shareholding, to elect to participate in the capitalisation award failing which they will receive the cash dividend alternative (310 cents per ordinary share that will be paid to those shareholders not electing to participate in the capitalisation award). The last day to trade to participate in the capitalisation award or the cash dividend alternative will be Friday, 7 September 2007.

The number of shares to which shareholders wishing to participate in the capitalisation award will become entitled will be determined in the ratio that 310 cents per ordinary share bears to R133.94, being the 30-day volume-weighted average traded price of Nedbank Group ordinary shares on the JSE Limited (`JSE`) as at the close of business on Thursday, 30 August 2007 (`VWAP`), the formula being:

Capitalisation share entitlement = (number of shares held on the record date x 310 cents) / (VWAP of R133.94)

This equates to 2.31447 new Nedbank Group ordinary shares for every 100 Nedbank Group ordinary shares held. Shareholders wishing to participate in the capitalisation award in respect of all or part of their shareholding must elect to do so. Subject to the approval of the JSE, a listing of the maximum number of new shares to be issued pursuant to the capitalisation award will commence on Monday, 10 September 2007. Nedbank Group shares will trade `ex` the entitlement with effect from the commencement of business on Monday, 10 September 2007. Shares may not be dematerialised or rematerialised between Monday, 10 September 2007 and Friday, 14 September 2007, both days inclusive. A circular (including a form of election) dealing with the capitalisation award was posted to shareholders on Wednesday, 22 August 2007.

Forms of election in respect of shareholders who have not yet dematerialised their shares (`certificated shareholders`) and who wish to elect to participate in the capitalisation award must be received by the transfer secretaries in South Africa, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107) or the transfer secretaries in Namibia, Transfer Secretaries (Proprietary) Limited, Shop 8, Kaiserkrone Centre, Post Street Mall, Windhoek, Namibia (PO Box 2401, Windhoek, Namibia) by no later than 12h00 on Friday, 14 September 2007.

Shareholders who have dematerialised their shares are required to notify their duly appointed Participant (previously referred to as Central Securities Depository Participant) or broker of their election in the manner and time stipulated in the custody agreement governing the relationship between the shareholder and their Participant or broker. In respect of dematerialised shareholders, safe custody accounts with the

Participant or broker will be updated with the entitlement in respect of the new ordinary shares and /or payments will be credited to their Participant or broker accounts on Monday, 17 September 2007.
Certificated shares and cheques will be posted by registered post and ordinary post respectively to certificated shareholders at their risk on or about Monday, 17 September 2007. A further announcement will be published on SENS and in the press on or about Monday, 17 September 2007, detailing the results of the capitalisation award and the cash dividend alternative.
Johannesburg
31 August 2007
Investment bank, corporate adviser and sponsor
Nedbank Capital
Independent lead sponsor
Merrill Lynch South Africa (Pty) Limited
Sponsoring broker in Namibia
Old Mutual
Date: 31/08/2007 10:50:01 Produced by the JSE SENS Department.


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